SEC 1344 (10-2002) Previous versions obsolete	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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NOTIFICATION OF LATE FILING	SEC FILE NUMBER
CUSIP NUMBER

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:	February 1, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

FAO, Inc.
Full Name of Registrant

Former Name if Applicable

2520 Renaissance Boulevard
Address of Principal Executive Office (Street and Number)

King of Prussia, Pennsylvania 19406
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Attachment "A"

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kendrick Royer	(610)	292-6600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment "B"

FAO, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 2, 2003	By	/s/ Raymond P. Springer
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

Attachment “A”

On January 13, 2003, FAO, Inc. (the “Registrant”) and its subsidiaries FAO Schwarz, Inc., ZB Company, Inc., Targoff-RS, LLC and The Right Start, Inc. filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code, Case No. 03-10119 (LK) (the “Bankruptcy Filing”), in the Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).  On April 23, 2003, the Registrant completed all necessary elements to effectiveness of its Plan of Reorganization approved by the Bankruptcy Court and emerged from Chapter 11 bankruptcy protection.  Because of the significant burdens involved in completing the transactions necessary to emerge from bankruptcy, and the additional time required by the Registrant’s auditors, KPMG LLP, to complete its audit of and report on the Registrant’s consolidated financial statements, the Registrant requires additional time to prepare its annual report on Form 10-K for the fiscal year ended February 1, 2003 (the “Form 10-K”).

In particular, the Registrant has determined that it cannot file any part of the Form 10-K until KPMG LLP has completed its audit.  As a result of certain accounting complications arising from the Bankruptcy Filing and their potential impact on the independent auditor’s report, the consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, KPMG LLP is unable to complete, without the Registrant incurring unreasonable effort and expense, the necessary procedures required in connection with the Registrant’s consolidated financial statements to be included in the audit of the Form 10-K.  In this regard, attached to this filing on Form 12b-25 as Attachment C is a letter from KPMG LLP.

Attachment “B”

We consummated the FAO Acquisition on January 6, 2002, the Zany Brainy Acquisition on September 5, 2001  and acquired Targoff-RS, LLC (which was the Right Start direct-to-customer internet and catalog business) on September 5, 2001. These acquisitions and the direct-to-customer business are incremental to the Right Start retail business for most of the fiscal year ended February 2, 2002 (“Fiscal 2001”).

Zany Brainy and FAO Schwarz retail sales accounted for 90.9% of total retail sales for the fiscal year ended February 1, 2003 (“Fiscal 2002”).  During Fiscal 2002, we opened Right Start Shops within existing Zany Brainy retail stores and as of February 1, 2003 we have opened 59 of these Right Start Shops.  Same store sales, defined as sales attributed to stores that have been open for at least 14 full fiscal months, for the Right Start Brand were down by 6.5%, for the Zany Brainy Brand same store sales were down by 17.9% and for the FAO Schwarz Brand same store sales were down 14.7%, for the fifty-two week period ended February 1, 2003.   Zany Brainy same store sales were impacted negatively by prior year sales events and aggressive promotions as well as disruptions caused by re-merchandising all 169 Zany Brainy stores and the installation of Right Start Shops.  FAO Schwarz store sales were negatively impacted by a decrease in tourist activity.  All brands were also negatively impacted by restrained consumer spending, a weak economic environment, a softened retail environment and lower in-stock levels on “hot selling products”, the result of increased credit restrictions during the fourth quarter of Fiscal 2002, leading up to our filing for Chapter 11 bankruptcy protection on January 13, 2003.

We decided to seek bankruptcy reorganization based upon a rapid decline in our liquidity resulting from reduced sales related to the events of September 11, 2001, a weak economic environment, a soft retail market, reduced travel and tourism, and restrained consumer spending at a time when we were continuing to integrate our FAO, Right Start and Zany Brainy operations, together with erosion of vendor credit support and increased reserves and a more restrictive advance rate covenant imposed by our prior lenders.  In particular, certain of our store locations did not perform to expectations, affecting our overall operations.  We utilized Chapter 11 to close 111 stores or approximately 43% of our previously operated store base (four other stores were also closed during Fiscal 2002 unrelated to the Chapter 11 filing) and reject or amend contracts and leases we felt were not economically favorable.

For Fiscal 2002, the net loss will be approximately $105.0 million, or approximately $48.96 per share (adjusted for a 1:15 reverse stock split effective April 22, 2003), compared with a net loss of  $11.3 million, or $73.11 per share (post-split), for the same period in Fiscal 2001.  Management believes the increase in net loss for Fiscal 2002 compared to the same period in Fiscal 2001 was principally due to lower stores sales, restructuring expenses recorded in connection with the impairment of long lived assets related to the stores identified as closing and reorganization charges resulting from the Chapter 11 Bankruptcy.

“Attachment C”

FAO, Inc.

2520 Renaissance Boulevard

King of Prussia, PA 19406

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by FAO, Inc. on or about May 2, 2003, which contains notification of the registrant’s inability to file its Form 10-K by May 2, 2003.  We have read the Company’s statements contained in Part III therein and we agree with the stated reason(s) as to why we have been unable to complete our audit and report on the Company’s consolidated financial statements for the year ended February 1, 2003 to be included in its Form 10-K.

Very truly yours,

KPMG LLP